PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 12
COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
($ in millions)

	September 30,	December 31,
	2005	2004
Short-term debt	$31.1	78.8

Current portion of long-term debt	43.0	45.9

Long-term debt	656.6	972.2

Total debt	730.7	1,096.9

Minority interests in consolidated subsidiaries	897.0	555.1

Shareholders’ equity	5,824.3	4,343.1

Total capitalization	$7,452.0	5,995.1

Ratio of total debt to total capitalization	9.8%	18.3%